Exhibit 23.1


                      [Arthur Andersen LLP Letterhead]


                  Report of Independent Public Accountants



 As independent public accountants, we hereby consent to the incorporation by reference of our report dated January 20, 1998 relating to the consolidated balance sheets of F&M Bancorp and its subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. This report is included in the Registration Statement filed on Form S-8, which is to be filed on December 3, 1998 regarding F&M Bancorp's registration of common stock in connection with the 1994 Stock Incentive Plan and 1997 Independent Directors' Stock Option Plan of Monocacy Bancshares, Inc.



 /s/ Arthur Andersen LLP

 Washington, D.C.
 December 3, 1998